EXHIBIT 99.1

PRESS RELEASE

Loncor Closes Private Placement Financing

NOT FOR DISSEMINATION IN THE UNITED STATES

Toronto, Canada – March 13, 2015 – Loncor Resources Inc. (the "Company" or "Loncor") (TSX: "LN") announces that, further to its February 24, 2015 press release, it has closed a non-brokered private placement of 3,000,000 common shares of the Company (the "Shares") at a price of Cdn$0.06 per Share for proceeds to the Company of Cdn$180,000.  The Company intends to use the proceeds from this financing (the "Financing") for general corporate purposes.  Arnold T. Kondrat purchased 500,000 of the Shares.  Mr. Kondrat is President, Chief Executive Officer and a director of the Company and, taking into account the Shares acquired under the Financing, now holds 14,300,818 (or 16.94%) of the outstanding common shares of the Company.

This press release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.  The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States and may not be offered or sold within the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

Loncor Resources Inc. is a Canadian gold exploration company focused on two projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects.  The Company has exclusive gold rights to an area covering 2,077 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast DRC and is its main focus.  Loncor also owns or controls 51 exploration permits covering areas in North Kivu province.  Both areas have historic gold production.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

For further information, please visit our website at www.loncor.com, or contact: Arnold T. Kondrat,  President & CEO, Toronto, Ontario, Tel: + 1 (416) 366 2221 or + 1 (800) 714 7938.